Exhibit 12.1
THE BLACK & DECKER CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars Except Ratios)

	Year Ended December 31,

	2008 Pro Forma (c)	2008	2007	2006	2005 (d)	2004 (d)
EARNINGS:

Earnings from continuing operations before income taxes (a)	$344.4	$364.7	$497.6	$664.4	$801.1	$588.3

Share of equity income of 50%-or-less owned affiliates, net of distributed income	(2.9)	(2.9)	(14.1)	(7.3)	3.2	(6.5)

Interest expense (b)	121.1	100.8	102.1	103.4	81.9	57.9

Portion of rent expense representative of an interest factor	14.9	14.9	14.0	15.0	14.8	14.1

Adjusted earnings from continuing operations before income taxes and fixed charges	$477.5	$477.5	$599.6	$775.5	$901.0	$653.8

FIXED CHARGES:

Interest expense (b)	$121.1	$100.8	$102.1	$103.4	$81.9	$57.9

Portion of rent expense representative of an interest factor	14.9	14.9	14.0	15.0	14.8	14.1

Total fixed charges	$136.0	$115.7	$116.1	$118.4	$96.7	$72.0

RATIO OF EARNINGS TO FIXED CHARGES	3.5	4.1	5.2	6.5	9.3	9.1

(a)
Our earnings from continuing operations before income taxes for the year ended December 31, 2005, include a $55.0 million favorable settlement of environmental and product liability coverage litigation with an insurer.

(b)	Interest expense includes the amortization of debt discount and issuance expense.

(c)
Adjusted to give effect to a pro forma increase in interest expense resulting from the issuance of $350 million of notes and the utilization of the net proceeds from the sale of the notes to repay indebtedness that was outstanding under our commercial paper program during the year ended December 31, 2008.

(d)
The calculation of the portion of rent representative of an interest factor has been revised from the amount presented in our prospectus dated November 13, 2006, to utilize a net present value approach. The calculation of the portion of rent representative of an interest factor was previously calculated as one-third of rental expense.